Issuer Free Writing Prospectus
Filed Pursuant to Rule 433
Registration Statement No. 333-259740
October 19, 2021

This information supplements the preliminary prospectus of Aris Water Solutions, Inc. dated October 19, 2021 and should not be read in isolation. Investors must carefully review the accompanying prospectus, including “Risk Factors” therein, prior to making an investment decision.

Preliminary Results

Based on preliminary financial and operating results for the third quarter of 2021, Solaris Midstream Holdings, LLC, the predecessor of Aris Water Solutions, Inc. (the “Company”), expects to report:

•	Revenue of approximately $59 million to $60 million;
•	Adjusted EBITDA of approximately $30 million to $31 million;
•	Net loss of approximately $22 million to $21 million, which is expected to include a non-cash charge of approximately $27 million to $28 million associated with the abandonment of an asset;
•	Approximately $36 million of cash on hand, as of September 30, 2021; and
•	Total volumes of approximately 955 to 965 kbwpd.

In the third quarter 2021, the Company executed four new long-term acreage dedications covering approximately 20,000 dedicated acres, with a weighted average life of approximately 10 years. One of these contracts, with a leading major oil and gas company, includes full-cycle handling and recycling and highlights the Company’s continued growth as a leading provider of integrated produced water management in the Permian Basin.

Cautionary Note

The financial and operating data included herein are preliminary, estimated and unaudited, and based on information available to management as of the date of this supplement. Actual results are is subject to completion by management of our financial statements as of and for the quarter ended September 30, 2021.

The Company has provided ranges for certain of its estimated financial results described above primarily because the financial closing procedures for the quarter ended September 30, 2021 are not yet complete as of the date of this supplement. There is a possibility that the Company’s financial and operating results could vary materially from these preliminary estimates due to, among other things, further information learned during the completion and finalization process which may alter the final results.

In addition to the completion of the financial closing procedures, factors that could cause actual results to differ from those described above are set forth under “Risk Factors” and “Cautionary Statement Regarding Forward-Looking Statements” in the registration statement to which this supplement relates. Accordingly, you should not place undue reliance upon this preliminary information. Furthermore, the preliminary estimates should not be viewed as a substitute for quarterly financial statements prepared in accordance with generally accepted accounting principles in the United States of America. In addition, these preliminary results of operations are not necessarily indicative of the results to be achieved for any future period.

With respect to the preliminary financial information for the three months ended September 30, 2021, our independent registered public accounting firm has not audited, reviewed or performed any procedures with respect to the preliminary financial information contained herein, and does not express any opinion or any form of assurance on such information.

Non-GAAP Measure

We define Adjusted EBITDA as net income (loss), plus interest expense, income taxes, depreciation, amortization and accretion expense, plus any impairment charges, abandoned project charges or asset write-offs, plus non-cash losses on the sale of assets or subsidiaries, losses on sale of assets, and non-recurring, extraordinary or unusual expenses or charges, including temporary power costs, litigation expenses, severance expenses and transaction costs, less any gains on sale of assets. Please read “Prospectus Summary – Non-GAAP Financial Measures” for additional information and important disclaimers.

The following table sets forth a reconciliation of estimated net loss to estimated Adjusted EBITDA for the period indicated:

	Three Months Ended September 30, 2021
(millions)	Low	High
Net loss	$(21.8)	$(20.6)
Interest expense, net	7.9	7.9
Depreciation, amortization and accretion	15.4	15.3
Abandoned asset	27.5	27.4
Transaction costs	0.3	0.3
Abandoned projects	0.7	0.7
Adjusted EBITDA	$30.0	$31.0

The issuer has filed a registration statement (including a prospectus) with the SEC for the offering to which this communication relates. Before you invest, you should read the prospectus in that registration statement and other documents the issuer has filed with the SEC for more complete information about the issuer and this offering. You may get these documents for free by visiting EDGAR on the SEC website at www.sec.gov. Alternatively, the issuer, any underwriter or any dealer participating in the offering will arrange to send you the prospectus if you request it by calling Goldman Sachs & Co. LLC at (212) 902-1171 or Citigroup Global Markets Inc. at (800) 831-9146.

Any disclaimers or other notices that may appear below are not applicable to this communication and should be disregarded. Such disclaimers or other notices were automatically generated as a result of this communication being sent via Bloomberg or another email system.